Exhibit 99.1

Investor Contact:

Allise Furlani

The Blueshirt Group

(212) 331-8433

Allise@blueshirtgroup.com

Kornit Digital Reports Fourth Quarter and Full-Year 2020 Results

Record Quarter with 49% Year-Over-Year Growth and Accelerating Momentum

Record $34.3 million net cash from operations

●	Fourth quarter revenue grew 49% year-over-year to $72.3 million, net of non-cash warrants impact of $1.8 million
●	Fourth quarter GAAP operating profit of $9.0 million; Non-GAAP operating profit of $11.8 million, net of $1.8 million attributed to the non-cash impact of warrants
●	Revenue growth, profitability and cash from operations significantly exceed expectations
●	Record growth in recurring consumables business, and services outperformance
●	Entering 2021 with strong backlog and visibility

Rosh-Ha’Ayin, Israel – February 16, 2021 – Kornit Digital Ltd. (NASDAQ: KRNT) today reported results for the fourth quarter and full-year ended December 31, 2020.

“We delivered record fourth quarter results, exceeding our expectations on revenue growth, profitability, and net cash from operations, capping off a transformative year for Kornit,” said Ronen Samuel, Kornit Digital’s Chief Executive Officer. “2020 is the year in which the textile industry hit an inflection point. The massive leap in e-commerce and the exposed inefficiency of the traditional textile supply chain is accelerating the digital transformation that Kornit is leading. We see new and existing customers significantly expanding production capacity globally, and our recurring consumables business is growing strongly.”

Mr. Samuel continued: “We started 2021 more confident than ever, with accelerating industry tailwinds, an impressive backlog of global expansion projects with strategic accounts that we are in the process of fulfilling, and an extremely robust pipeline. 2021 will be an exciting year for Kornit, filled with strategic initiatives including the launch of new powerful products, introduction of a ground-breaking proprietary 3D textile application that will bring to the market unique embroidery, high-density printing, and vinyl heat transfer effects and significantly expand our addressable market, activity with the world’s largest brands, expansion of our software business line and entry into new market verticals. In 2018 we laid out our management goal to become a $500 million revenue run rate business at the end of 2023, and we are more confident than ever in our ability to achieve this goal ahead of plan.”

The following table compares the adverse, non-cash impact that our outstanding warrants had on our results of operations during the fourth quarters of 2020 and 2019, respectively:

	Fourth Quarter Warrants Impact
	Three Months Ended
	December 31,
	2020		2019
	Net of Warrants Impact	Warrants Impact	Net of Warrants Impact	Warrants Impact

Revenue	$72.3M	$1.8M	$48.7M	$1.1M
Non-GAAP Gross Margin	51.8%	117bps	50.2%	113bps
Non-GAAP Operating Margin	16.3%	203bps	12.0%	200bps
Non-GAAP Net Margin	16.0%	204bps	14.5%	194bps
Non-GAAP Diluted Earnings Per Share	$0.24	$0.04	$0.17	$0.02

The following table compares the adverse, non-cash impact that our outstanding warrants had on our results of operations during the full-years 2020 and 2019, respectively:

	Full-Year Warrants Impact
	Year Ended
	December 31,
	2020		2019
	Net of Warrants Impact	Warrants Impact	Net of Warrants Impact	Warrants Impact

Revenue	$193.3M	$5.4M	$179.9M	$5.1M
Non-GAAP Gross Margin	46.7%	144bps	47.9%	144bps
Non-GAAP Operating Margin	2.7%	263bps	10.1%	248bps
Non-GAAP Net Margin	4.7%	257bps	10.9%	245bps
Non-GAAP Diluted Earnings Per Share	$0.21	$0.12	$0.49	$0.13

“We are very pleased with our results for the fourth quarter delivering accelerating top-line growth and strong profitability, driven by a robust peak season and strength in our recurring consumables business,” said Alon Rozner, Kornit Digital’s Chief Financial Officer. “As we enter 2021, we have strong visibility and we are very excited by demand from global customers relying on Kornit to achieve their goals. Our significant order backlog and solid pipeline position us well to drive sizable growth and profitability in 2021 and beyond.”

Fourth Quarter 2020 Results of Operations

●	Total revenue for the fourth quarter of 2020 was $72.3 million, net of $1.8 million attributed to the non-cash impact of warrants, compared to $48.7 million, net of $1.1 million attributed to the non-cash impact of warrants in the prior year period.
●	GAAP net income for the fourth quarter of 2020 was $5.9 million, or $0.12 per diluted share, compared to net income of $4.8 million, or $0.11 per diluted share, for the fourth quarter of 2019.
●	Non-GAAP net income for the fourth quarter of 2020 was $11.5 million, or $0.24 per diluted share, including $0.04 per diluted share attributed to the non-cash impact of warrants, compared to non-GAAP net income of $7.1 million, or $0.17 per diluted share, net of $0.02 per diluted share attributed to the non-cash impact of warrants, for the fourth quarter of 2019.

Full-Year 2020 Results of Operations

●	Total revenue for the full-year 2020 revenue was $193.3 million, net of $5.4 million attributed to the non-cash impact of warrants, compared to $179.9 million, net of $5.1 million attributed to the non-cash impact of warrants in the prior year period.
●	GAAP net loss for the full-year 2020 was $4.8 million, or $0.11 per diluted share, compared to net income of $10.2 million, or $0.26 per diluted share, for the full-year 2019.
●	Non-GAAP net income for the full-year 2020 was $9.0 million, or $0.21 per diluted share, net of $0.12 per diluted share attributed to the non-cash impact of warrants, compared to $19.6 million, or $0.49 per diluted share, net of $0.13 per diluted share attributed to the non-cash impact of warrants, for the full-year 2019.

First Quarter 2021 Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com, as referenced below.

Fourth Quarter Earnings Conference Call Information

The Company will host a conference call today at 5:00 p.m. ET, or 12:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or +1-201-689-8263. The toll-free Israeli number is 1 809 406 247. The confirmation code is 13715009.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 13715009. The telephonic replay will be available beginning at 8:00 p.m. ET on Tuesday, February 16, 2021, until 11:59 p.m. ET on Tuesday, March 2, 2021. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the duration of the global COVID-19 pandemic, which, if extending for further significant periods of time, may impact once again, in a material adverse manner, our operations, financial position and cash flows, and those of our customers and suppliers; the degree of our success in developing, introducing and selling new or improved products and product enhancements including specifically our Poly Pro and Presto products; the extent of our ability to consummate sales to large accounts with multi-system delivery plans; the degree of our ability to fill orders for our systems; the extent of our ability to continue to increase sales of our systems, ink and consumables; the extent of our ability to leverage our global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to our relationships with suppliers; the extent of our success in marketing; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission, or SEC, on March 23, 2020, as supplemented from time to time, including in the prospectus supplement filed by the Company with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933 on September 17, 2020. on March 23, 2020. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, acquisition related expenses, excess cost of acquired inventory, foreign exchange differences associated with ASC 842, amortization of acquired intangible assets, deferred tax impact and the one-time impact of COVID-19, and the tax effect of the foregoing. The purpose of such adjustments is to provide an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the Non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital Ltd. (NASDAQ: KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2002, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2020	2019
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$125,777	$40,743
Short-term bank deposit	224,804	95,000
Marketable securities	13,718	32,567
Trade receivables, net	51,566	40,510
Inventory	52,487	37,477
Other accounts receivable and prepaid expenses	9,178	6,985
Total current assets	477,530	253,282

LONG-TERM ASSETS:
Marketable securities	71,636	95,393
Deposits and prepaid expenses	395	356
Severance pay fund	337	301
Deferred taxes	5,096	7,781
Property, plant and equipment, net	29,255	17,489
Operating lease right-of-use assets	21,053	22,806
Intangible assets, net	7,221	2,494
Goodwill	16,466	5,564
Total long-term assets	151,459	152,184

Total assets	$628,989	$405,466

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$32,016	$23,449
Employees and payroll accruals	15,022	9,165
Deferred revenues and advances from customers	27,019	2,688
Operating lease liabilities	3,957	3,902
Other payables and accrued expenses	11,613	6,373
Total current liabilities	89,627	45,577

LONG-TERM LIABILITIES:
Accrued severance pay	1,214	1,035
Operating lease liabilities	18,688	19,231
Other long-term liabilities	443	1,320
Total long-term liabilities	20,345	21,586

SHAREHOLDERS’ EQUITY	519,017	338,303

Total liabilities and shareholders’ equity	$628,989	$405,466

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Revenues
Products	$164,918	$156,594	$61,382	$42,247
Services	28,413	23,272	10,909	6,403
Total revenues	193,331	179,866	72,291	48,650

Cost of revenues
Products	75,040	71,057	24,923	17,746
Services	30,490	26,733	10,424	6,870
Total cost of revenues	105,530	97,790	35,347	24,616
Gross profit	87,801	82,076	36,944	24,034

Operating expenses:
Research and development	31,464	22,407	9,251	6,021
Selling and marketing	36,405	33,573	11,030	9,251
General and administrative	26,661	18,498	7,704	5,454
Total operating expenses	94,530	74,478	27,985	20,726
Operating income (loss)	(6,729)	7,598	8,959	3,308
Financial income (expenses), net	3,498	3,313	(929)	2,186
Income (loss) before taxes on income	(3,231)	10,911	8,030	5,494

Taxes on income (Tax benefit)	1,552	744	2,129	738
Net income (loss)	(4,783)	10,167	5,901	4,756

Basic earnings (losses) per share	$(0.11)	$0.27	$0.13	$0.12

Weighted average number of shares used in computing basic earnings (losses) per share	42,286,275	38,079,394	45,941,153	40,655,404

Diluted earnings (losses) per share	$(0.11)	$0.26	$0.12	$0.11

Weighted average number of shares used in computing diluted earnings (losses) per share	42,286,275	39,294,115	47,226,835	42,210,359

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

GAAP cost of revenues	$105,530	$97,790	$35,347	$24,616
Cost of product recorded for share-based compensation (1)	(1,056)	(632)	(284)	(213)
Cost of service recorded for share-based compensation (1)	(771)	(520)	(203)	(146)
Intangible assets amortization on cost of product (3)	(100)	(100)	(25)	(25)
Excess cost of product on acquired inventory (a)	-	(2,790)	-	-
Acquisition related expenses (2)	-	(28)	-	-
COVID-19 one time impact (4)	(520)	-	-	-
Non-GAAP cost of revenues	$103,083	$93,720	$34,835	$24,232

GAAP gross profit	$87,801	$82,076	$36,944	$24,034
Gross profit adjustments	2,447	4,070	512	384
Non-GAAP gross profit	$90,248	$86,146	$37,456	$24,418

GAAP operating expenses	$94,530	$74,478	$27,985	$20,726
Share-based compensation (1)	(8,209)	(5,462)	(2,239)	(1,671)
Acquisition related expenses (2)	(648)	(291)	-	(234)
Intangible assets amortization (3)	(712)	(757)	(90)	(225)
COVID-19 one time impact (4)	69	-	-	-
Non-GAAP operating expenses	$85,030	$67,968	$25,656	$18,596

GAAP Financial income (loss)	$3,498	$3,313	$(929)	$2,186
Foreign exchange losses associated with ASC 842	1,320	250	1,292	(530)
Non-GAAP Financial income	$4,818	$3,563	$363	$1,656

GAAP Taxes on income (Tax benefit)	$1,552	$744	$2,129	$738
Tax effect on to the above non-GAAP adjustments	706	1,021	360	88
Taxes on income (Tax benefit) (b)	(1,259)	388	(1,869)	(419)
Non-GAAP Taxes on income (Tax benefit)	$999	$2,153	$620	$407

GAAP net income (loss)	$(4,783)	$10,167	$5,901	$4,756
Share-based compensation (1)	10,036	6,614	2,726	2,030
Acquisition related expenses (2)	648	319	-	234
Intangible assets amortization (3)	812	857	115	250
COVID-19 one time impact (4)	451	-	-	-
Excess cost of product on acquired inventory (a)	-	2,790	-	-
Foreign exchange losses associated with ASC 842	1,320	250	1,292	(530)
Tax effect on to the above non-GAAP adjustments	(706)	(1,021)	(360)	(88)
Deferred taxes on income (Tax benefit) (b)	1,259	(388)	1,869	419
Non-GAAP net income (loss)	$9,037	$19,588	$11,543	$7,071

GAAP diluted earnings (losses) per share	$(0.11)	$0.26	$0.12	$0.11

Non-GAAP diluted earnings (losses) per share	$0.21	$0.49	$0.24	$0.17

Weighted average number of shares

Shares used in computing GAAP diluted net earnings (losses) per share	42,286,275	39,294,115	47,226,835	42,210,359

Shares used in computing Non-GAAP diluted net earnings (losses) per share	43,712,110	39,751,470	47,556,867	42,710,001

(1) Share-based compensation
Cost of product revenues	1,056	632	284	213
Cost of service revenues	771	520	203	146
Research and development	1,712	1,294	469	360
Selling and marketing	2,893	1,689	743	557
General and administrative	3,604	2,479	1,027	754
	10,036	6,614	2,726	2,030
(2) Acquisition related expenses
Cost of product revenues	-	28	-	-
Selling and marketing	-	14	-	-
General and administrative	648	277	-	234
	648	319	-	234
(3) Intangible assets amortization
Cost of product revenues	100	100	25	25
Research and development	350	-	35	-
Selling and marketing	362	757	55	225
	812	857	115	250
(4) COVID-19 one time impact
Cost of product revenues	527	-	-	-
Cost of service revenues	(7)	-	-	-
Research and development	(57)	-	-	-
Selling and marketing	(1)	-	-	-
General and administrative	(11)	-	-	-
	451	-	-	-

(a)	Consists of charges to cost of revenues for the difference between the higher carrying cost of the acquired inventory from a distributor purchased on February 8, 2019 which was recorded at fair value and the standard cost of the Company’s inventory, which adversely impacts the Company’s gross profit.
(b)	Non cash impact related to the recognition of deferred taxes with respect to carryforward losses in Israel.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net income (loss)	$(4,783)	$10,167	$5,901	$4,756
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,711	4,441	1,300	1,082
Fair value of warrants deducted from revenues	5,366	5,094	1,802	1,130
Share-based compensation	10,036	6,614	2,726	2,030
Amortization of discount on marketable securities	395	(112)	147	7
Realized gain on sale of marketable securities	(503)	(271)	-	-
Decrease (increase) in trade receivables	(9,529)	(18,617)	(1,596)	4,727
Increase in other receivables and prepaid expenses	(2,333)	(1,204)	(718)	(1,609)
Increase in inventory	(15,827)	(4,183)	(6,298)	(3,076)
Increase in operating leases right-of-use assets	(56)	(571)	(27)	(623)
Decrease (increase) in deferred taxes, net	2,177	(5)	3,000	627
Decrease in other long term assets	54	386	16	182
Increase in trade payables	6,864	6,032	6,293	5,585
Increase in operating lease liabilities	1,321	898	1,292	118
Increase in employees and payroll accruals	6,366	1,423	2,048	239
Increase (decrease) in deferred revenues and advances from customers	24,286	(921)	16,623	202
Increase in other payables and accrued expenses	4,822	1,708	2,702	54
Increase (decrease) in accrued severance pay, net	143	26	62	(20)
Decrease in other long term liabilities	(877)	(136)	(925)	(13)
Loss from sale and disposal of property and Equipment	139	23	64	22
Foreign currency translation income (loss) on inter company balances with foreign subsidiaries	(362)	212	(68)	(472)

Net cash provided by operating activities	32,410	11,004	34,344	14,948

Cash flows from investing activities:

Purchase of property and equipment	(13,489)	(5,416)	(2,731)	(1,351)
Acquisition of intangible assets and capitalization of software development costs	(121)	(1,337)	-	(538)
Proceeds from sale of property and equipment	4	3	-	-
Cash paid in connection with acquisition	(15,535)	(4,715)	(476)	-
Increase in bank deposits	(129,804)	(90,000)	(172,996)	(1,000)
Proceeds from sale of marketable securities	58,532	34,497	-	3,052
Proceeds from maturity of marketable securities	21,706	3,000	1,700	1,500
Purchase of marketable securities	(35,923)	(115,529)	(17,381)	(70,930)

Net cash used in investing activities	(114,630)	(179,497)	(191,884)	(69,267)

Cash flows from financing activities:

Proceeds from secondary offering, net	162,720	129,710	-	-
Payment of deferred issuance cost	(739)	-	(739)	-
Exercise of employee stock options	5,660	5,901	718	501
Payments related to shares withheld for taxes	(596)	(177)	(514)	(177)
Payment of contingent consideration	-	(303)	-	-

Net cash provided by (used in) financing activities	167,045	135,131	(535)	324

Foreign currency translation adjustments on cash and cash equivalents	209	(27)	172	68
Increase (decrease) in cash and cash equivalents	85,034	(33,389)	(157,903)	(53,927)
Cash and cash equivalents at the beginning of the period	40,743	74,132	283,680	94,670
Cash and cash equivalents at the end of the period	125,777	40,743	125,777	40,743

Non-cash investing and financing activities:

Purchase of property and equipment on credit	1,904	920	1,904	920
Inventory transferred to be used as property and equipment	990	-	167	-
Property and equipment transferred to be used as inventory	115	-	64	-
Issuance expenses on credit	-	-	-	-
Acquisition costs on credit	-	-	-	-
Lease liabilities arising from obtaining right-of-use assets	2,929	9,640	160	8,307
Capitalization of software development costs	-	112	-	112